February 23, 2012

RE: Get cash now from your Apple REIT Seven investment.

Dear Investor,

Good news!  Now you can sell your Apple REIT Seven investment and regain control of your money.  Right now, MCM will pay you $5 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for Apple REIT Seven, Inc. to decide if or when you get your money back. But this offer expires on April 19, 2012, so you must act soon.

Why take advantage of this opportunity today?

•
Extremely limited redemption program. The Company only redeemed 6% of the Shares of those Shareholders who requested redemption for October 2011.  Further, Apple REIT Seven has recently announced that it will be reducing its redemption program to 2% of outstanding Shares in 2012!

•	Highest Offer Price. This is our highest tender offer for Apple REIT Seven! This offer is 25% higher than our September 2011 offer.

•
Guarantee your cash now. Apple REIT Seven has said it is “evaluating” a potential transaction that “could also include a listing of the stock of combined enterprise.”  But of course there is no assurance when or if this will happen.  Apple REIT Seven has an infinite life.  Sell today and ensure you get your money out from this security.

•
Eliminate the long and uncertain waiting period. Private and non-traded securities like Apple REIT can be very difficult to sell. It can take weeks or months to find an interested buyer and Apple REIT may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Apple REIT Seven, Inc. confirms the transfer.  MCM has been in the business of buying private real estate investments for over 25 years and has successfully cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million dollars under management. There are no financing contingencies with this offer. Please read the Offer carefully available at www.mackenziecapital.com/tenders/Apple6.pdf, at the SEC’s EDGAR website, and for free by calling us).  If you choose to sell your Shares to us, please read and sign the enclosed Assignment Form and return it to us today so we can send you your money. If you have any questions, please call us at (800) 854-8357, fax us at (925) 631-9119, or email us at offers@mackenziecapital.com.

Sincerely,
[Missing Graphic Reference]
Pat Patterson
President, MacKenzie Capital Management, LP

P.S. Remember, this offer expires April 19, 2012 (unless extended). So don’t delay. Fill out and mail in the Assignment Form today so we can transfer the Shares and rush you a check.

The Purchasers are offering to purchase for cash up to 4,600,000 Shares of common stock of Apple REIT Seven, Inc., at a price of $5 per Share, upon the terms and subject to the conditions set forth in Purchasers’ Offer to Purchase and in the related Assignment Form for the offer. The terms of the Offer are set forth in the Offer to Purchase, which you should read at the SEC’s EDGAR website, at www.mackenziecapital.com/tenders/Apple7.pdf, or by calling or writing us for a free copy.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON April 19, 2012, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Shareholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.